29th March 2019
Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Main: +44 (0) 207 496 4000

Re:
Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report and Form 20-F for the year ended 31 December 2018 of BP p.l.c.

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BP p.l.c. has made disclosure pursuant to those provisions in its Annual Report and Form 20-F for the year ended 31 December 2018, which was filed with the Securities and Exchange Commission on 29th March 2019.

Sincerely,

BP p.l.c.

By:     /s/ Eric Nitcher
Name:    Eric Nitcher
Title:     Group General Counsel

Registered in England and Wales: No. 102498 Registered Office: 1 St James’s Square London SW1Y 4PD